SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice of Directors’ Shareholdings in KT Corporation

Director	Title	As of April 10, 2007	Type of shares
Joong-Soo Nam	CEO	24,861	Common stock

Jong-Lok Yoon	Senior Executive Vice President	6,877	Common stock

Jeong-Soo Suh	Executive Vice President	8,413	Common stock

Kook-Hyun Moon	Outside Director	1,327	Common stock

Do-Hwan Kim	Outside Director	1,327	Common stock

Kon-Sik Kim	Outside Director	920	Common stock

Jeong-Ro Yoon	Outside Director	1,327	Common stock

Thae-Surn Khwarg	Outside Director	1,347	Common stock

Jong-Kyoo Yoon	Outside Director	1,327	Common stock

Stuart B. Solomon	Outside Director	607	Common stock

Yi Paul Chang	Outside Director	90	Common stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director